Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

November 27, 2023

Confidential and via edgar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson Mr. Austin Pattan Ms. Lyn Shenk Mr. Abe Friedman

Re:	Alibaba Group Holding Limited Form 20-F for Fiscal Year Ended March 31, 2023 Filed July 21, 2023 File No. 001-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company” or “Alibaba”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 27, 2023 (the “September 27 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Commission on July 21, 2023 (the “2023 20-F”).

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	ERIK P. WANG	christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington,D.C.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	November 27, 2023

Set forth below are the Company’s responses to the Staff’s comments in the September 27 Comment Letter. The Staff’s comments are retyped below for ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof. In particular, the Company respectfully advises the Staff that, since the beginning of the current fiscal year ending March 31, 2024, the Company has implemented a new organizational and governance structure that includes six major business groups and various other businesses (the “Reorganization”). The Company’s six major business groups following the Reorganization are:

• Taobao and Tmall Group;

• Alibaba International Digital Commerce Group;

• Local Services Group;

• Cainiao Smart Logistics Network Limited;

• Cloud Intelligence Group; and

• Digital Media and Entertainment Group.

Accordingly, the Company’s segment reporting has been updated to reflect how the Company’s chief operating decision maker reviews information under this new structure.

Form 20-F for Fiscal Year Ended March 31, 2023

Item 4. Information on the Company
B. Business Overview
Company Overview, page 72

1.	Given that the most significant component of China Commerce segment revenues is from advertising and commissions on third-party sales, referred to by you as "Customer management," please revise this section to indicate such and give adequate emphasis to this component of the segment. Please make a similar revision to the summary of segments on page 119. Finally, please consider separately quantifying advertising and third-party commissions in the table on page 121, given the different nature of these two sources of revenue. Please provide us with a copy of your intended revised disclosure.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise the Business Overview section to indicate that the most significant component of its China Commerce segment revenues (before the Reorganization) is from customer management revenue, and give adequate emphasis to this component of the segment, as well as make a similar revision to the summary of segments on page 119. For illustrative purpose, a copy of the Company’s intended revised disclosure is set forth in Annex A. The Company will provide disclosure similar to that in Annex A in its future annual reports on Form 20-F, which will also be updated to reflect the Reorganization and the Company’s new segment reporting as discussed above.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-3-	November 27, 2023

The Company respectfully advises the Staff that the Company believes that separating customer management revenue into quantitative disclosure of revenue from marketing services and revenue from third-party commissions would not fairly and accurately depict how the Company’s management views and manages the business. As the Company’s business model has evolved over the years, the Company has offered merchants different and new formats of marketing services that are monetized based on the GMV transacted. As a result, merchants have long considered the various fees they pay to the Company as a holistic package of services to help them sell-through and acquire and retain users and consumers, and they no longer distinguish between marketing services and commissions. Accordingly, starting from fiscal year 2021, the Company started to present commission revenue and marketing services revenue together under customer management revenue in order to better reflect the Company’s value proposition to merchants on its platforms. This presentation is also aligned with how the Company views and operates its customer management services on a holistic basis rather than operating as two separate business lines of marketing services and marketplace business.

Item 5. Operating and Financial Review and Prospects
Non-GAAP Measures, page 131

2.	Please revise to present non-GAAP financial measures after your comparison of fiscal year results on a GAAP basis to provide equal or greater prominence to GAAP.

In response to the Staff’s comment, in its future annual reports on Form 20-F, the Company will revise and present the disclosure under the section with the heading “Non-GAAP measures” after the section comparing fiscal year results on a GAAP basis to give equal or greater prominence to GAAP.

Comparison of Fiscal Years 2022 and 2023, page 134

3.	Please revise to quantify factors to which changes are attributed. In addition, with regard to revenue discussions, please quantify the extent to which changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to Item 5.A of Form 20-F. Please provide us with a copy of your intended revised disclosure.

In response to the Staff’s comment, in its future annual reports on Form 20-F, the Company will supplement its disclosure to quantify, where possible, the factors to which material changes in revenue from period to period are attributed.

For illustrative purpose, a copy of the Company’s intended revised disclosure is set forth in Annex B. The Company will provide quantitative disclosure similar to that in Annex B in its future annual reports on Form 20-F, which will also be updated to reflect the Reorganization and the Company’s new segment reporting as discussed above.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-4-	November 27, 2023

Sales and Marketing Expenses, page 138

4.	When discussing the decrease in your sales and marketing expenses, your disclosure focuses on the effect of share-based compensation expense and the impact it had on your period over period comparisons. We note on a year-over-year basis, your revenue increased by 2% and your sales and marketing expenses excluding share-based compensation decreased by 15%. Please revise to discuss material factors impacting your results for the periods presented, and any known trends which are anticipated to have a material effect on the company’s results of operations in future periods. Refer to Item 5 of Form 20-F. Please provide us with a copy of your intended revised disclosure.

The Company respectfully advises the Staff that the 2% increase in revenue and 15% decrease in sales and marketing expenses excluding share-based compensation was primarily the result of improved operating efficiency and cost optimization, which led to a significant decline in marketing and promotional expenses, including apps promotion expenses, advertising expenses and other related incidental expenses that are incurred directly to attract or retain consumers and merchants. A copy of the Company’s intended revised disclosure is set forth in Annex C. The Company also notes the Staff’s comment and will disclose known trends, if any, which are anticipated to have a material effect on the Company’s results of operations.

B. Liquidity and Capital Resources
Cash Flows from Operating Activities, page 141

5.	Your discussion of cash flows from operating activities appears to be a recitation of the changes already disclosed in the consolidated statement of cash flows. Please provide a more informative analysis and discussion of cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that net cash provided by operating activities in fiscal year 2023 was RMB199,752 million, an increase of 40% compared to RMB142,759 million in fiscal year 2022. The amount for fiscal year 2022 was lower mainly due to a fine in the amount of RMB18,228 million imposed by China’s State Administration for Market Regulation pursuant to China’s Anti-monopoly Law (the “Anti-monopoly Fine”), which the Company paid in full in fiscal year 2022. The year-over-year increase also reflected narrowing losses of certain businesses driven by improving operating efficiency and a dividend received from Ant Group of RMB14,464 million in fiscal year 2023.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-5-	November 27, 2023

Net cash provided by operating activities in fiscal year 2022 was RMB142,759 million, a decrease of 38% compared to RMB231,786 million in fiscal year 2021. The year-over-year decrease reflected a net cash inflow of RMB21,229 million in connection with the buyer protection fund deposits received primarily from Tmall merchants during fiscal year 2021, as well as a decrease in profit and the full payment in the amount of RMB18,228 million of the Anti-monopoly Fine in fiscal year 2022.

In the Company’s future annual reports on Form 20-F, the Company will provide similar analysis and discussion of cash flows for each period presented.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 202

6.	We note your statements that none of your directors or officers, your greater than 10% beneficial owners, or Alibaba Partnership are representatives of or controlled by a government entity in the PRC in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that, as the basis for the Company’s submission required under paragraph (a) with the 2023 20-F, the Company included in its annual director and officer questionnaire a question as to whether the respondent is a representative of any PRC government entity and received confirmation that none of the Company’s directors or officers is a representative of any PRC government entity. The Company also relied upon internal confirmation that the Alibaba Partnership (consisting of individuals that are employees of the Company) is not controlled by any PRC government entity. As to greater than 10% beneficial owners, based on public filings and to the best of the Company’s knowledge, Softbank Group (a company incorporated in Japan and listed on the Tokyo Stock Exchange) was the only shareholder with beneficial ownership of over 10% of the Company’s total outstanding shares as of the date of the 2023 20-F. No publicly available information indicates that Softbank Group is controlled by any PRC government entity.

In preparing the disclosures under paragraphs (b)(2) and (3), as revised in order to address Comment 8 below, (i) with respect to PRC entities, the Company and its PRC counsel, Fangda Partners (“Fangda”), conducted research using publicly available databases and looked through reasonable layers of the shareholder ownership of each entity, and (ii) with respect to entities in other jurisdictions, the Company and its counsel, Simpson Thatcher and Bartlett LLP, examined the respective registers of members or lists of shareholders of each entity and conducted research using a publicly available database to determine and calculate share ownership by governmental entities in the jurisdictions where the Company and the Company’s consolidated entities are organized or incorporated. In addition, the Company inquired with its respective company secretary teams for confirmation to the best of their knowledge with respect to governmental ownership in each of the Company’s publicly listed subsidiaries.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-6-	November 27, 2023

As to the shareholding of Alibaba Group Holding Limited, the Company reviewed its register of members and relied on publicly disclosed information to ascertain governmental ownership. As a publicly-listed company with a highly dispersed shareholder base (numbering in the millions to the Company’s knowledge) who mostly hold equity interest in the Company indirectly through central securities depositories (DTC in the case of ADSs and Hong Kong’s Central Clearing and Settlement System in the case of ordinary shares trading on the Hong Kong Stock Exchange), it is not possible for the Company to verify the background of each beneficial owner of its ADSs and ordinary shares.

The Company did not otherwise seek legal opinions or require affidavits as the basis for its (i) submission required under paragraph (a), or (ii) disclosures required under paragraphs (b)(2) and (3).

7.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that, as the basis for the Company’s disclosure required under paragraph (b)(4), the Company included in its annual director and officer questionnaire a question as to whether the respondent is an official of the Chinese Communist Party (“CCP”) and received confirmation that none of the Company’s directors or officers is a CCP official. As to the board members of the Company’s consolidated entities, the Company relied upon internal confirmations by the Company’s human resources department with respect to employees of the Company who serve as directors. The Company respectfully advises the Staff that, to the best of the Company’s knowledge, there is no publicly available database confirming whether any individual is a CCP official. Therefore, as to the verification of whether external directors hold leadership roles within the CCP, the Company relied upon reasonable public searches on each of its nearly 100 external directors conducted by its PRC counsel Fangda.

The Company did not otherwise require third party certifications as the basis for its disclosure required under paragraph (b)(4).

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-7-	November 27, 2023

8.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Alibaba Group Holding Limited or any variable-interest entity or similarly structured entity,” while your disclosure pursuant to Item 16I(b)(4) suggests that you have additional consolidated entities that you refer to as “operating entities.” Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response. We note that your list of subsidiaries and consolidated entities in Exhibit 8.1 appears to indicate that you have subsidiaries in countries other than the Cayman Islands and China.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

In response to the Staff’s comment, the Company respectfully advises the Staff that as of the date of the 2023 20-F, the Company had over 3,000 consolidated entities, which included subsidiaries, variable interest entities and similarly structured entities that are consolidated in the Company’s financial statements, and these entities are organized or incorporated across 39 jurisdictions, including but not limited to the PRC, the British Virgin Islands, the Cayman Islands, Singapore, the United States, Indonesia, the Republic of Türkiye and Thailand. The Company has fewer than 10 entities organized or incorporated in each of the rest of the other 31 jurisdictions, which in the aggregate represent an insignificant portion of the Company’s business.

The existing disclosure under Items 16I(b)(2) and (3), as stated in the 2023 20-F, discusses Cayman Islands and PRC governmental entities’ ownership in Alibaba Group Holding Limited and any variable-interest entity or similarly structured entity that is consolidated in the Company’s financial statements. In response to the Staff’s comment, the Company further examined the ownership, if any, of its shares and shares of its consolidated entities owned by governmental entities in the 39 jurisdictions in which the Company has consolidated entities by applying due diligence as discussed in the response to Comment 6 above. Supplemental information is provided in Annex D.

With respect to disclosure required under Item 16I(b)(5), the Company respectfully advises the Staff that there is no legal requirement that a company’s articles include any charter of the Chinese Communist Party and the Company does not require any charter of the Chinese Communist Party to be included in the articles of its consolidated entities. In response to the Staff’s comment, in addition to the articles of the Company and each of its variable interest entities, the Company conducted further internal checks on each of the articles of its subsidiaries and consolidated entities listed in Exhibit 8.1 of the 2023 20-F (which include all subsidiaries and consolidated entities of the Company excluding those that, in the aggregate, would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of March 31, 2023), and found that none of them contains any charter of the Chinese Communist Party. Please refer to Annex D for further information. Considering that the Company has over 3,000 consolidated entities, the Company respectfully advises the Staff that the Company believes it is unduly burdensome for the Company to manually verify the articles of association of each of the rest of the Company’s consolidated entities, which, in the aggregate, would not constitute a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of March 31, 2023.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-8-	November 27, 2023

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosures:	Annex A

Annex B

Annex C

Annex D

cc:	Eddie Yongming Wu, Chief Executive Officer

Toby Hong Xu, Chief Financial Officer

Sara Siying Yu, General Counsel

Alibaba Group Holding Limited

Ricky Shin, Partner

Daniel Chan, Partner

Cynthia Ning, Partner

PricewaterhouseCoopers

Annex A

Comment 1

China Commerce

China Commerce Retail

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2023, according to Analysys. Our China commerce retail businesses primarily include Taobao and Tmall, which together constitute the world’s largest digital retail business in terms of GMV for the twelve months ended March 31, 2023, according to Analysys, Taobao Deals which offers consumers value-for-money products, Taocaicai which provides next-day pick-up services for groceries and fresh goods at neighborhood pick-up points, as well as our direct sales businesses which offer upgraded consumer experiences with integrated online and offline capabilities, including Tmall Supermarket, Freshippo and Sun Art. During the same period, we generated approximately 65% of our revenue from our retail commerce business in China.

Our China commerce retail business derives a majority of its revenue from customer management revenue. We generate customer management revenue from merchants by leveraging our consumer insights and data technologies, which enable brands and merchants to attract, engage and retain consumers, complete transactions, improve their branding and enhance operating efficiency. Our customer management services are monetized primarily based on cost-per-click (CPC)-basis, cost-per-thousand impression (CPM)-basis, time-basis, or individual campaigns at fixed cost, through the display of photos, graphics, videos and livestreaming, as well as a percentage of transaction value.

We have also developed a digital commerce infrastructure that offers an upgraded consumer experience by seamlessly integrating online and offline capabilities for our marketplaces and direct sales businesses. Leveraging our product and supply chain capabilities as well as fulfillment and delivery expertise, our consumers can enjoy a broad variety of quality products at different price points with a wide selection of delivery options that satisfy their varying needs.

*         *         *

Our Operating Segments

*         *         *

Our reported segments are described below:

•	China commerce. China commerce segment derives a majority of its revenue from customer management revenue. China commerce segment mainly includes our China commerce retail businesses such as Taobao, Tmall and Tmall Supermarket, as well as wholesale business including 1688.com.

*         *         *

Annex B

Comment 3

Comparison of Fiscal Years 2022 and 2023

*         *         *

China Commerce

(i) Segment revenue

• China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2023 was RMB565,332 million (US$82,319 million), decreased by 2% compared to RMB574,868 million in fiscal year 2022. Customer management revenue decreased by 8% year-over-year, primarily due to ~~mid-single-digit decline of~~ online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders declining 5% year-over-year, which was mainly due to soft consumption demand and ongoing competition as well as supply chain and logistics disruptions due to COVID-19 that impacted fulfilment and delivery, which led to more cancellations of orders. This also reflected user experience-enhancing measures implemented by our platform making it more convenient for consumers to refund or return goods.

Direct sales and others revenue under China commerce retail business in fiscal year 2023 was RMB274,954 million (US$40,037 million), increased by 6% compared to RMB259,830 million in fiscal year 2022, primarily due to the year-over-year revenue growth contributed by our Freshippo and Alibaba Health’s direct sales businesses of 2.8% and 2.5%, respectively.

• China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2023 was RMB17,399 million (US$2,533 million), increased by 4% compared to RMB16,712 million in fiscal year 2022. The increase was primarily due to the increase in revenue from value-added services to paying members.

*         *         *

International Commerce

(i) Segment revenue

• International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2023 was RMB49,873 million (US$7,262 million), increased by 17% compared to RMB42,668 million in fiscal year 2022. ~~The increase was mainly attributable to the growth in revenue generated by Trendyol and Lazada.~~ The year-over-year growth was mainly driven by revenue growth contributed by Trendyol and Lazada of 11% and 4%, respectively. The increase in revenue from Trendyol resulted from more efficient use of subsidies and robust year-over-year order growth, which contributed 7% and 3%, respectively. Increase in revenue contributed by Lazada was the result of continuous improvement in monetization rate by offering more value-added services.

• International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2023 was RMB19,331 million (US$2,815 million), increased by 5% compared to RMB18,410 million in fiscal year 2022. The increase was primarily due to increases in revenue generated by cross-border related value-added services.

*         *         *

Local Consumer Services

(i) Segment revenue

Revenue from Local consumer services was RMB50,112 million (US$7,297 million) in fiscal year 2023, increased by 12% compared to RMB44,616 million in fiscal year 2022~~,~~. The year-over-year growth was mainly driven by revenue growth contributed by Ele.me and Amap of 8% and 4%, respectively. The increase in revenue from Ele.me was primarily driven by higher average order value ~~of Ele.me~~, and the increase in revenue contributed by Amap was mainly the result of its strong order growth ~~of Amap~~.

*         *         *

Cainiao

(i) Segment revenue

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB55,681 million (US$8,108 million) in fiscal year 2023, increased by 21% compared to RMB46,107 million in fiscal year 2022, primarily driven ~~contributed~~ by the increases in revenue from domestic consumer logistics services and international fulfillment solution services, which contributed 16% and 5%, respectively, to the revenue growth of Cainiao. The increase in revenue from domestic consumer logistics services was ~~as~~ a result of service model upgrade since late 2021 whereby Cainiao took on more responsibilities throughout the logistics process to better serve customers and enhance customer experience, as well as the increase in revenue from international fulfillment solution services.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB77,512 million (US$11,287 million), increased by 16% compared to RMB66,808 million in fiscal year 2022. In fiscal year 2023, 72% of Cainiao's total revenue was generated from external customers.

*         *         *

Cloud

(i) Segment revenue

Revenue from our Cloud segment, after inter-segment elimination, was RMB77,203 million (US$11,242 million) in fiscal year 2023, increased by 4% year-over-year compared to RMB74,568 million in fiscal year 2022. Year-over-year revenue growth of our Cloud segment reflected the revenue growth from non-Internet industries driven by an ~~solid~~ 8% year-over-year growth of revenue which was contributed by ~~from~~ financial services, automobile industries and retail industries as to 5.1%, 0.8% and 0.4%, respectively, which was partially offset by ~~the~~ a 4% year-over-year decline ~~of~~ in revenue from customers in the Internet industry mainly driven by declining revenue from a top customer in the Internet industry phasing out using our overseas cloud services for its international business due to non-product related reasons.

Total revenue from our Cloud business, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB101,950 million (US$14,845 million), increased by 2% compared to RMB100,180 million in fiscal year 2022.

*         *         *

Annex C

Comment 4

Sales and Marketing Expenses

	Year ended March 31,
	2022	2023		%
	RMB	RMB	US$	Change

	(in millions, except percentages)
Sales and marketing expenses	119,799	103,496	15,070	(14)%
Percentage of revenue	14%	12%
Share-based compensation expense included in sales and marketing expenses	3,050	3,710	540	22%
Percentage of revenue	0%	0%
Sales and marketing expenses excluding share-based compensation expense	116,749	99,786	14,530	(15)%
Percentage of revenue	14%	12%

Our sales and marketing expenses decreased by 14% from RMB119,799 million in fiscal year 2022 to RMB103,496 million (US$15,070 million) in fiscal year 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 14% in fiscal year 2022 to 12% in fiscal year 2023. The year-over-year decrease was primarily due to a significant decline in marketing and promotional expenses, including apps promotional expenses, advertising expenses and other related incidental expenses that were incurred directly to attract or retain consumers and merchants, which was the result of our improved operating efficiency and cost optimization. In the future, we may not be able to improve our operating efficiency and optimize our cost to the same extent.

Annex D

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 15.4 to this annual report.

(b) On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, PricewaterhouseCoopers.

On August 22, 2022, the SEC added Alibaba Group Holding Limited to its conclusive list of issuers identified under the HFCA Act, following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report.

As of the date of this annual report and to our best knowledge:

(i)	No ~~Cayman Islands~~ governmental entity in the Cayman Islands and each foreign jurisdiction in which we have consolidated entities (collectively, the “relevant governmental entities”) own any shares of Alibaba Group Holding Limited ~~or any variable-interest entity or similarly structured entity that is consolidated in our financial statements~~.

Our ADSs are listed and traded on the NYSE and our Shares are listed and traded on the Hong Kong Stock Exchange. Governmental entities or affiliated entities could acquire equity interests in our company on the open market, but based on public disclosure, no governmental entity has indicated that it has any significant shareholding in our company.

(ii)	Certain consolidated entities under our digital media and entertainment business have state-owned minority strategic investors, namely:

Zhejiang Yitong Digital TV Investment Co., Ltd. (“Zhejiang Yitong”), a subsidiary of a PRC state-owned enterprise, which owns 1% of the registered capital of Youku Film & Television Co., Ltd. (“Youku Film & Television”), a consolidated entity under our Youku business; and

Wangtou Suicheng (Beijing) Technology Co., Ltd., also a subsidiary of a PRC state-owned enterprise, which owns 1% of the registered capital of Guangzhou Lujiao Information Technology Co., Ltd., a consolidated entity under our UCWeb business.

In addition to the above, less than 20 other ~~certain~~ consolidated entities in our direct sales, sports-related, logistics and other businesses~~, which in aggregate contributed to less than 0.05% of our total revenue in the fiscal year ended March 31, 2023, have minority governmental ownership~~ have governmental ownership. None of these entities are listed in Exhibit 8.1 of the 2023 20-F (which include all subsidiaries and consolidated entities of the Company excluding those that, in the aggregate, would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of March 31, 2023).

The shares of certain of our subsidiaries are listed and traded on the Hong Kong Stock Exchange. ~~PRC~~ Governmental entities or affiliated entities could acquire equity interests in ~~our company~~ these subsidiaries on the open market, but based on public disclosure, no ~~PRC~~ governmental entity has indicated that it has any significant shareholding in ~~our company~~ these subsidiaries.

Except as disclosed above, we are not aware of any ownership by any ~~no PRC~~ relevant governmental entities in ~~own~~ any shares of Alibaba Group Holding Limited or in any ~~variable-interest entity or similarly structured entity that is~~ of our consolidated ~~in our financial statements~~ entities.

(iii)	No Cayman Islands governmental entities or PRC governmental entities have a controlling financial interest in Alibaba Group Holding Limited or any ~~variable-interest entity or similarly structured entity that is consolidated in our financial statements; and~~ of our consolidated entities, and no governmental entities in any of the jurisdictions in which our consolidated entities are organized or incorporated have a controlling financial interest with respect to those entities; and

(iv)	None of the members of the board of directors of Alibaba Group Holding Limited, our operating entities or any variable interest entity or similarly structured entity that is consolidated in our financial statements is an official of the Chinese Communist Party, except for the following:

Yang Yang, an external director of Youku Film & Television, who is also an executive of Zhejiang Yitong; and

Bing Wu, an external director of Banma Network Technology Co., Ltd. (“Banma”), which is a majority-owned consolidated entity engaged in the development of smart car operating systems. Mr. Wu is an executive of SAIC Motor and other state-owned enterprises. Banma is a joint venture between us and SAIC Motor.

The currently effective memorandum and articles of association of each of Alibaba Group Holding Limited, the variable interest entities or similarly structured entities that are consolidated in our financial statements, and any other subsidiaries and consolidated entities listed in Exhibit 8.1 do not contain any charter of the Chinese Communist Party.